SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON CMA CHAIRMAN TO CORRECT
HIS FALSE & MISLEADING CLAIMS

Ryanair, Europe's favourite airline, today (11 June) called on Simon Polito, the Chairman of the CMA, to correct his false and misleading claims in today's statement that "IAG's bid for Aer Lingus is dependent on securing Ryanair's agreement to sell its shareholding. This recent development illustrates that Ryanair can decide on whether a bid for its major competitor on UK/Irish routes succeeds or fails".

Ryanair explained that IAG's offer for Aer Lingus has already received public acceptances from both the Irish Government and Etihad who between them own approx. 30% of Aer Lingus. If the IAG offer gets to 50.1%, it is clear that there is nothing Ryanair can do to prevent IAG acquiring control of Aer Lingus. No 30% shareholder can block a takeover bid if more than 50% of other shareholders accept it.

Ryanair's Michael O'Leary said:

"Both Simon Polito and the CMA are attempting to defend the indefensible. The sole basis for their 2013 divestment decision was (redacted evidence) that Ryanair's minority stake was or would prevent any other airline making a bid for / or acquiring control of Aer Lingus. This bid process - which the CMA contended "could not take place" - is now in fact taking place, but Mr Polito and the CMA have again moved the goal posts to argue that Ryanair can somehow block an IAG bid for Aer Lingus from succeeding when it is patently clear that as a 29% shareholder, Ryanair cannot prevent IAG acquiring control of Aer Lingus.

Mr Polito should now explain how the CMA can defend this divestment decision when the IAG offer has blown it out of the water. He should also withdraw his false claim that a 30% shareholder can block a takeover bid, or decide whether any takeover offer is successful or otherwise."

Editor's note:

Nothing in this CMA ruling or Ryanair's appeal will alter Ryanair's position in relation to any proposed IAG offer which remains (as previously stated), that "Ryanair has not yet received a proposal from IAG for our stake in Aer Lingus, but if and when we do then the Board of Ryanair will consider any such proposal on its merits in the best interests of Ryanair's shareholders".

For further information
please contact:
Robin Kiely                                                          Joe Carmody
                                                Ryanair Ltd                                                          Edelman Ireland
                                                Tel: +353-1-9451212                                        Tel: +353-1-6798 333
                                                press@ryanair.com                                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 June 2015
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary